                                      US GAAP Financial Results for 2013 Fiscal Year

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Overview	4
Consolidated Operations	6
Quarterly Operating Results	11
Liquidity and Capital Resources	12
Commitments, Contingencies and Guarantees	14
Outstanding Share Data	15
Application of Critical Accounting Policies	15
Change In / Initial Adoption of Accounting Policies	16
Controls and Procedures	17
Trends / Business Outlook	17
Certain Factors That May Affect Future Results	19

Management’s Report on Financial Statements and Internal Control Over Financial Reporting Consolidated Financial Statements	25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2013, is referred to as the “current fiscal year,” “fiscal 2013,” “2013” or using similar words. Our fiscal year, which ended on January 31, 2012, is referred to as the “previous fiscal year,” “fiscal 2012,” “2012” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2014 refers to the annual period ending January 31, 2014 and the “fourth quarter of 2014” refers to the quarter ending January 31, 2014.

This MD&A, which is prepared as of March 7, 2013, covers our year ended January 31, 2013, as compared to years ended January 31, 2012 and 2011. You should read the MD&A in conjunction with our audited consolidated financial statements for 2013. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements and our anticipated growth strategy; our ability to raise capital; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We are a global provider of on-demand, software-as-a-service (“SaaS”) solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' business to business (“B2B”) network, the Global Logistics Network, integrates more than 164,000 connected parties to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, SaaS solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or “RiMMS”) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (“MRM”) with end-to-end supply chain execution (“SCE”) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and compliance systems (“GT&C”), such as customs filing.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
To help deliver the advantages of RiMMS solutions to customers, Descartes developed the Logistics Technology Platform. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses Descartes’ Global Logistics Network (“GLN”), one of the world's most extensive logistics networks, covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management applications. The Logistics Technology Platform leverages one of the world’s largest multimodal logistics communities to enable companies to quickly and cost-effectively connect and collaborate. It’s a new paradigm in logistics technology, designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes.

Descartes’ GLN, as the foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics-intensive operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, emerging regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer access to a wide array of a company’s trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and leverage new and existing Descartes solutions on the network. We believe the GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. We believe that this inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate from the competition.

Descartes’ Logistics Application Suite offers the industry’s widest array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. We believe these solutions deliver value for a broad range of logistics intensive organizations whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean and ground transportation. Descartes’ comprehensive suite of solutions includes:

•	Routing, Mobile and Telematics
•	Transportation Management
•	Customs & Regulatory Compliance
•	Global Logistics Network Services
•	Broker & Forwarder Enterprise Systems

Powered by the Logistics Technology Platform, Descartes’ applications are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes delivers functionality with the “1+1=3” effect that can revolutionize a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ Global Logistics Community members enjoy extended command of operations and accelerated time-to-value. Given the inter-enterprise nature of logistics, we believe that quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Descartes’ Global Logistics Community comprises over 164,000 connected parties collaborating in more than 160 countries. With that reach, many companies find their trading partners are already members, pre-connected to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the Global Logistics Community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers (“LSPs”); and (b) manufacturer, retailer, distributor and mobile service providers (“MRDMs”). Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces (“Open SCIs”), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On June 1, 2012, we acquired privately-held Infodis B.V. (“Infodis”), a leading Netherlands-based provider of SaaS transportation management solutions.  Infodis’ solutions enable clients to manage both inbound and outbound purchased transportation to and from Europe, with particular strength in Europe/Asia Pacific shipping.

On June 15, 2012, we acquired substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). IES provides software-as-a-service solutions that help freight forwarders, non-vessel operating common carriers and custom brokers manage their business and improve profitability.  The company is also a leader in regulatory compliance solutions, where its collaborative security filing solutions connect thousands of logistics service providers who are processing shipments that primarily originate from the Asia Pacific region.

On November 14, 2012, we acquired Exentra Transport Solutions Limited (“Exentra”), a leading UK-based provider of SaaS driver compliance solutions for the European Union (“EU”). Exentra’s cloud-based compliance management platform, Smartanalysis, helps customers leverage the data from a vehicle’s tachograph to comply with EU-wide legislation governing driver compliance, such as the EU working-time directive.

On March 7, 2013, we entered into a $50.0 million credit agreement with the Bank of Montreal, for a five year term. The credit agreement includes a $48.0 million revolving facility that can be drawn on to accommodate future acquisition activity and a $2.0 million revolving facility that can be drawn on for general working capital purposes.

Consolidated Operations

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2013	2012	2011
Total revenues	126.9	114.0	99.2
Cost of revenues	42.4	38.3	33.9
Gross margin	84.5	75.7	65.3
Operating expenses	50.8	46.3	42.1
Other charges	2.3	2.1	4.0
Amortization of intangible assets	14.2	12.0	11.5
Income from operations	17.2	15.3	7.7
Investment income	-	0.1	0.2
Income before income taxes	17.2	15.4	7.9
Income tax expense (recovery)	1.2	3.4	(3.6)
Net income	16.0	12.0	11.5

EARNINGS PER SHARE
Basic	0.26	0.19	0.19
Diluted	0.25	0.19	0.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,556	62,218	61,523
Diluted	63,860	63,400	62,888
OTHER PERTINENT INFORMATION
Total assets	274.9	258.9	241.3

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when units are shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2013	2012	2011
Services revenues	116.8	105.7	93.7
Percentage of total revenues	92%	93%	94%

License revenues	10.1	8.3	5.5
Percentage of total revenues	8%	7%	6%
Total revenues	126.9	114.0	99.2

Our services revenues were $116.8 million, $105.7 million and $93.7 million in 2013, 2012 and 2011, respectively. Services revenues were positively impacted by the inclusion of a full year of services revenues from the fiscal 2012 acquisitions of Telargo Inc. (“Telargo”) on June 10, 2011, InterCommIT BV (“InterCommIT”) on November 2, 2011, and GeoMicro, Inc. (“GeoMicro”) on January 20, 2012, as well as services revenues from the fiscal 2013 acquisitions of Infodis on June 1, 2012, IES on June 15, 2012, and Exentra on November 14, 2012. The increase was partially offset by unfavourable foreign exchange rates for the translation of euro denominated revenues as compared to the same period of 2012 as well as the decrease in professional services and managed services of non-core services revenues in Belgium.

Services revenues in 2012 were positively impacted by the inclusion of a full year of services revenues from our acquisitions of Porthus NV (“Porthus”), Imanet (“Imanet”) and Routing International NV (“Routing International”) during 2011, as well as the inclusion of services revenues from our acquisitions of Telargo, InterCommIT and GeoMicro during 2012.

Our license revenues were $10.1 million, $8.3 million and $5.5 million in 2013, 2012 and 2011, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Routing, Mobile and Telematics suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period. The increase in license revenues in 2013 was primarily due to the inclusion of certain larger license sales in the year.

As a percentage of total revenues, our services revenues were 92%, 93% and 94% in 2013, 2012 and 2011, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic location of customer (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
United States	60.4	48.6	44.9
Percentage of total revenues	48%	43%	45%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium	29.3	24.5	19.1
Percentage of total revenues	23%	21%	19%

Belgium	15.7	19.3	17.7
Percentage of total revenues	12%	17%	18%

Canada	14.2	15.1	13.0
Percentage of total revenues	11%	13%	13%

Asia Pacific	6.2	5.3	3.5
Percentage of total revenues	5%	5%	4%

Americas, excluding Canada and United States	1.1	1.2	1.0
Percentage of total revenues	1%	1%	1%
Total revenues	126.9	114.0	99.2

Revenues from the United States were $60.4 million, $48.6 million and $44.9 million in 2013, 2012 and 2011, respectively. Revenues for 2013 were positively impacted by the inclusion of a full period of United States-based revenue from our acquisitions of Telargo and GeoMicro, acquired in the second and fourth quarters of 2012, respectively. Revenues were also impacted by the inclusion of United States-based revenues from the acquisition of IES in the second quarter of 2013, as well as increased license revenues.

Revenues in 2012 were positively impacted by the inclusion of revenue in the United States from our acquisitions of Telargo and GeoMicro, increased shipping volumes, as well as new customers in the MRM market in the United States. The increase in revenues from the United States was also due to increased license revenues.

Revenues from the EMEA region, excluding Belgium, were $29.3 million, $24.5 million and $19.1 million in 2013, 2012 and 2011, respectively. Revenues were positively impacted by the inclusion of a full year of European-based revenues from our acquisitions of InterCommIT and Telargo, acquired in the fourth and second quarters of 2012, respectively. Also contributing to the increase in revenues in 2013 was the acquisition of Infodis and Exentra in the second and fourth quarters of 2013, respectively. Revenues from the EMEA region, excluding Belgium were also negatively impacted by unfavourable foreign exchange rates for the translation of euro denominated revenues as compared to 2012.

Revenues in 2012 were positively impacted by the inclusion of a full year of revenue from our acquisitions of Porthus and Routing International in 2011, as well as the acquisition of InterCommIT in 2012. The increase in 2012 was also due to the favourable impact of foreign exchange rates for the translation of revenues earned in euros as compared to 2011.

Revenues from Belgium were $15.7 million, $19.3 million and $17.7 million in 2013, 2012 and 2011, respectively. Revenues in 2013 were negatively impacted by a decline in professional services and managed services of non-core services revenues in the region as well as unfavourable foreign exchange rates from the translation of euro denominated revenues as compared to 2012.

Revenues in 2012 were positively impacted by the inclusion of a full year of revenue from our acquisitions of Belgian-based Porthus and Routing International in 2011.

Revenues from Canada were $14.2 million, $15.1 million and $13.0 million in 2013, 2012 and 2011, respectively. Revenues in 2013 were negatively impacted by a decrease in professional services revenues in the region as well as unfavourable foreign exchange rates for the translation of Canadian dollar revenues as compared to the same period of 2012.

Revenues in 2012 positively impacted by the inclusion of a full period of Canadian revenues from our acquisition of Canadian-based Imanet in 2011. Revenues from Canada in 2012 were also impacted by favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to 2011.

Revenues from the Asia Pacific region were $6.2 million, $5.3 million and $3.5 million in 2013, 2012 and 2011, respectively. Revenues in 2013 were positively impacted by the inclusion of a full year of Asia-Pacific based revenues from Telargo as well as the inclusion of the acquisition of IES.

Revenues in 2012 were positively impacted by the inclusion of Asia-Pacific based revenues from our acquisition of Telargo.

Revenues from the Americas region, excluding Canada and the United States, were $1.1 million, $1.2 million and $1.0 million in 2013, 2012 and 2011, respectively. Revenues in 2013 were negatively impacted by a decrease in license revenues in the region.

Revenues in 2012 were positively impacted by increased license revenues from resellers.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2013	2012	2011
Services
Services revenues	116.8	105.7	93.7
Cost of services revenues	41.1	36.3	32.7
Gross margin	75.7	69.4	61.0
Gross margin percentage	65%	66%	65%
License
License revenues	10.1	8.3	5.5
Cost of license revenues	1.3	2.0	1.2
Gross margin	8.8	6.3	4.3
Gross margin percentage	87%	76%	78%
Total
Revenues	126.9	114.0	99.2
Cost of revenues	42.4	38.3	33.9
Gross margin	84.5	75.7	65.3
Gross margin percentage	67%	66%	66%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 65%, 66% and 65% in 2013, 2012 and 2011, respectively. Gross margin in 2013 compared to 2012 was negatively impacted by the inclusion of a full year of gross margin from our acquisition of Telargo, which is an area of key strategic investment and currently operates at lower margins than our other service revenue streams.

The increase in 2012 compared to 2011 was primarily due to the creation of operating efficiencies. This increase was partially offset by the acquisition of Telargo in 2012, which currently operates at lower margins than our other services revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and royalties.

Gross margin percentage for license revenues was 87%, 76% and 78% in 2013, 2012 and 2011, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. This was the primary contributor to the change in license margins in 2012. In 2013, we were able to reduce the proportion of our license revenues that involve third-party technology by replacing certain third-party technology included in our products with Descartes’ own geographic information systems (“GIS”) technology, obtained in the acquisition of GeoMicro.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $50.8 million, $46.3 million and $42.1 million for 2013, 2012 and 2011, respectively. In 2013, operating expenses were impacted by the inclusion of a full year of operating expenses from the fiscal 2012 acquisitions of Telargo, InterCommIT and GeoMicro, as well as operating expenses from the fiscal 2013 acquisitions of Infodis, IES and Exentra. The increase in 2013 was partially offset by the favourable foreign exchange rates for the translation of Canadian dollar and euro denominated operating expenses as compared to 2012 as well as cost savings from previously announced restructuring plans.

Our operating expenses in 2011 were impacted by the inclusion of a full year of operating expenses from the fiscal 2011 acquisitions of Porthus, Imanet and Routing International, as well as operating expenses from the fiscal 2012 acquisitions of Telargo, InterCommIT and GeoMicro.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2013	2012	2011
Total revenues	126.9	114.0	99.2

Sales and marketing expenses	13.8	13.0	11.5
Percentage of total revenues	11%	11%	12%

Research and development expenses	21.3	19.0	17.0
Percentage of total revenues	17%	17%	17%

General and administrative expenses	15.7	14.3	13.6
Percentage of total revenues	12%	13%	14%
Total operating expenses	50.8	46.3	42.1
Percentage of total revenues	40%	41%	42%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $13.8 million, $13.0 million and $11.5 million in 2013, 2012 and 2011, respectively. Sales and marketing expenses as a percentage of total revenues were 11%, 11% and 12% in 2013, 2012 and 2011, respectively. Sales and marketing expenses in 2013 were impacted by the fiscal 2012 acquisitions of Telargo, InterCommIT and GeoMicro, as well as, the fiscal 2013 acquisitions of Infodis, IES and Exentra. These increases were partially offset by favourable foreign exchange rates for the translation of euro and Canadian denominated sales and marketing expenses as compared to 2012.

The increase in sales and marketing expenses in 2012 as compared to 2011 was primarily due to the acquisitions in 2012 of Telargo, InterCommIT and GeoMicro, as well as the inclusion of a full year of expenses for Porthus, Imanet and Routing International. The increase in 2012 as compared to 2011 was also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated sales and marketing expenses.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2013, 2012 and 2011, as applicable. Research and development expenses were $21.3 million, $19.0 million and $17.0 million in 2013, 2012 and 2011, respectively. Research and development expenses as a percentage of total revenues were 17% in each of 2013, 2012 and 2011. Research and development expenses in 2013 were impacted by increased payroll and related costs from the inclusion of the fiscal 2012 acquisitions of Telargo, InterCommIT and GeoMicro, as well as the fiscal 2013 acquisitions of Infodis, IES and Exentra. These increases were partially offset by favourable foreign exchange rates for the translation of euro and Canadian denominated research and development expenses for 2013 as compared to 2012.

The increase in research and development expenses in 2012 as compared to 2011 was primarily attributable to increased payroll and related costs from the acquisitions of Telargo, InterCommIT and GeoMicro in 2012, as well as the inclusion of a full year of expenses for Porthus, Imanet and Routing International. The increase in 2012 as compared to 2011 was also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $15.7 million, $14.3 million and $13.6 million in 2013, 2012 and 2011, respectively. General and administrative expenses as a percentage of total revenues were 12%, 13% and 14% in 2013, 2012 and 2011, respectively. In 2013, general and administrative expenses were impacted by the inclusion of a full year of general and administrative expenses from the fiscal 2012 acquisitions of Telargo, InterCommIT and GeoMicro, as well as the inclusion of the fiscal 2013 acquisitions of Infodis and IES. General and administrative expenses in 2013 as compared to 2012 were also impacted by increased stock-based compensation expense related to Performance Share Units and Cash-Settled Restricted Share Units granted in the second quarter of 2013. These increases were partially offset by favourable foreign exchange rates for the translation of euro and Canadian denominated general and administrative expenses for 2013 as compared to 2012.

The increase in general and administrative expenses in 2012 as compared to 2011 is primarily attributable to additional general and administrative expenses related to our recent acquisitions. The increase in 2012 as compared to 2011 was also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated general and administrative expenses.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions and restructuring charges. Other charges were $2.3 million, $2.1 million and $4.0 million in 2013, 2012 and 2011, respectively. Other charges was comprised of acquisition-related costs of $1.4 million, $1.6 million and $1.5 million in 2013, 2012 and 2011, respectively, and restructuring costs of $0.9 million, $0.5 million and $2.1 million in 2013, 2012 and 2011, respectively. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. In 2011, other charges also included $0.4 million related to the write-off of certain computer software assets acquired as part of the Porthus acquisition. These assets became redundant during the year ended January 31, 2011 due to the integration of Porthus into our operations.

Amortization of intangible assets is the amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of January 31, 2013. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $14.2 million, $12.0 million and $11.5 million in 2013, 2012 and 2011, respectively. The increase in amortization expense over those three years primarily arose from the addition of businesses that we acquired during that period. As at January 31, 2013, the unamortized portion of all intangible assets amounted to $71.3 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was nil, $0.1 million and $0.2 million in 2013, 2012 and 2011, respectively. The decrease in investment income in 2013 was primarily due to a lower average cash and cash equivalents balance during 2013 compared to 2012. The decrease in investment income in 2012 was primarily due to lower interest rates compared to 2011. Investment income is reflective of current market rates.

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery). Income tax expense (recovery) for 2013, 2012 and 2011 was 7%, 22%, and (46%) of income before income taxes, respectively, with current income tax expense being 12%, 9% and 4% of income before income taxes, respectively.

Income tax expense – current was $2.1 million, $1.4 million and $0.3 million in 2013, 2012 and 2011, respectively. Current income taxes arise primarily from US income that is subject to federal alternative minimum tax and that is not fully sheltered by loss carryforwards in certain US states, and income in Europe which is not sheltered by loss carryforwards. The increase in current income taxes in 2013 resulted from increased income earned in jurisdictions without loss carryforwards.

Income tax (recovery) expense – deferred was ($0.9) million, $1.9 million and ($3.9) million in 2013, 2012 and 2011, respectively. Deferred income tax expense decreased in 2013 primarily as a result of a release of valuation allowance in the UK which has decreased income tax expense by $5.3 million. This decrease was partially offset by a $1.0 million increase in regards to a change of estimate in the US.

The deferred income tax expense increased in 2012 relative to 2011, primarily as a result of utilizing loss carryforwards to offset increased taxable income, especially in Canada.  In addition, a release of valuation allowances in the UK and Netherlands increased the deferred income tax recovery in 2011, as compared to 2012. Partially offsetting the increase in deferred income tax expense was a change in valuation allowance and other tax estimates in the United States.

A net deferred tax asset of $31.3 million is recorded on our 2013 consolidated balance sheet for tax benefits that we currently expect to realize in future years. We have provided a valuation allowance of $21.3 million in 2013 for the amount of tax benefits that are not currently expected to be realized. In determining the valuation allowance, we considered various factors by taxing jurisdiction, including our currently estimated taxable income over future periods, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in an increase (recovery) or decrease (expense) to the deferred tax assets recorded on our consolidated balance sheets.

Overall, we generated net income of $16.0 million, $12.0 million and $11.5 million in 2013, 2012 and 2011, respectively. The $4.0 million increase in 2013 from 2012 was primarily a result of an $8.8 million increase in gross margin and a $2.2 million decrease in income tax expense from the $5.3 million recovery of deferred taxes in the UK. Partially offsetting this change was a $4.5 million increase in operating expenses, a $2.2 million increase in amortization of intangible assets, a $0.2 million increase in other charges and a $0.1 million decrease in investment income.

The $0.5 million increase in net income from 201 to 2012 was primarily a result of a $10.4 million increase in gross margin and a $1.9 million decrease in other charges. Partially offsetting these changes was a $7.0 million increase in income tax expense, a $4.2 million increase in operating expenses, a $0.5 million increase in amortization of intangible assets, and a $0.1 million decrease in investment income.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2012	2012	2012	2013
2013
Revenues	29,862	30,537	32,685	33,799	126,883
Gross margin	19,276	19,957	22,253	22,998	84,484
Operating expenses	11,357	11,569	13,581	14,218	50,725
Net income	2,606	2,487	3,115	7,788	15,996
Basic earnings per share	0.04	0.04	0.05	0.12	0.26
Diluted earnings per share	0.04	0.04	0.05	0.12	0.25
Weighted average shares outstanding (thousands):
Basic	62,454	62,535	62,599	62,633	62,556
Diluted	63,836	63,869	63,793	63,910	63,860

	April 30,	July 31,	October 31,	January 31,	Total
	2011	2011	2011	2012
2012
Revenues	27,076	28,841	28,502	29,571	113,990
Gross margin	18,162	19,058	19,007	19,450	75,677
Operating expenses	11,239	11,618	11,403	12,065	46,325
Net income	2,152	2,640	2,724	4,510	12,026
Basic earnings per share	0.03	0.04	0.04	0.07	0.19
Diluted earnings per share	0.03	0.04	0.04	0.07	0.19
Weighted average shares outstanding (thousands):
Basic	61,881	62,221	62,350	62,410	62,218
Diluted	63,194	63,358	63,408	63,629	63,400

Revenues have been positively impacted by the nine acquisitions that we have completed since the beginning of 2011. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian and European Union customs regulations. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

Our services revenues continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

In the first quarter of 2013, net income was positively impacted by the inclusion of a full quarter of operations from our acquisitions of InterCommIT and GeoMicro, acquired in the fourth quarter of 2012. Net income was negatively impacted by $0.4 million of acquisition-related costs with respect to completed and prospective acquisitions.

In the second quarter of 2013, revenue and expenses were impacted by the inclusion of a partial quarter of revenues and expenses from the acquisitions of Infodis and IES, as well as the inclusion of a full quarter of operations from our acquisitions of InterCommIT and GeoMicro, acquired in the fourth quarter of 2012. Net income was negatively impacted by $0.7 million of acquisition-related costs and $0.4 million of restructuring charges.

In the third quarter of 2013, revenue and net income were impacted by the inclusion of a full quarter of operations from our acquisitions of Infodis and IES, acquired in the second quarter of 2013. As well, license revenues and gross margin from license revenues in the third quarter of 2013 were higher than previous quarters as license revenues in the period included a larger license sale.

In the fourth quarter of 2013, revenue and net income were impacted by the inclusion of a partial quarter of revenues and expenses from the acquisition of Exentra. As well, license revenues in the fourth quarter of 2013 were higher than any of the previous quarters indicated in the above table as license revenues in the period included a larger license sale. A deferred income tax recovery in the UK of $5.3 million also favourably contributed to net income in the fourth quarter of 2013. Net income was negatively impacted by $0.3 million of acquisition-related costs and $0.2 million of restructuring charges.

In 2012, net income was positively impacted by the acquisitions of InterCommIT and GeoMicro. Net income was also negatively impacted by $0.1 million and $0.4 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities expensed in the second and fourth quarters of 2012, respectively. As well, $0.3 million, $0.3 million, $0.3 million and $0.7 million of acquisition-related costs were incurred in the first, second, third and fourth quarters of 2012, respectively. An income tax recovery of $0.7 million also contributed to net income in the fourth quarter of 2012. The income tax recovery resulted primarily from a release of valuation allowance in the Netherlands which reduced our deferred income tax expense.

Our weighted average shares outstanding has increased since the first quarter of 2012 due to periodic employee stock option exercises.

Liquidity and Capital Resources

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at January 31, 2013, we had $37.6 million in cash and cash equivalents and no long term debt or available lines of credit. As at January 31, 2012, we had $65.5 million in cash and cash equivalents and $3.0 million in available lines of credit.

On March 7, 2013, we entered into a $50.0 million credit agreement with the Bank of Montreal, for a five year term. The credit agreement provides for a $48.0 million revolving facility, to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date prior to the end of the term. Borrowings under the credit agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged at a rate of either i) Canada or US prime rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Interest is payable monthly in arrears under both facilities. The credit agreement contains certain customary representations, warranties and guarantees, and covenants. No amounts have been borrowed under the credit agreement as of March 7, 2013.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long-term to meet planned growth targets and fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction or draw against the above mentioned credit agreement in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Of the $37.6 million of cash and cash equivalents as at January 31, 2013, $35.9 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in Belgium and other countries in the EMEA and Asia Pacific regions. To date, we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we would likely be subject to additional Canadian income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate. However, since we currently anticipate investing outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2013	2012	2011
Cash provided by operating activities	30.3	23.9	19.9
Additions to capital assets	(3.5)	(4.7)	(1.6)
Settlement of acquisition earn-out	(0.6)	-	-
Acquisition of subsidiaries, net of cash acquired	(54.1)	(21.3)	(45.0)
Proceeds from the sale of investment in affiliate	-	-	0.5
Issuance of common shares, net of issue costs	0.7	1.7	1.1
Settlement of stock options	(1.5)	-	-
Repayment of other liabilities	(0.1)	(4.3)	(0.4)
Effect of foreign exchange rate on cash and cash equivalents	0.9	0.6	0.5
Net change in cash and cash equivalents	(27.9)	(4.1)	(25.0)
Cash and cash equivalents, beginning of period	65.5	69.6	94.6
Cash and cash equivalents, end of period	37.6	65.5	69.6

Cash provided by operating activities was $30.3 million, $23.9 million and $19.9 million for 2013, 2012 and 2011, respectively. For 2013, the $30.3 million of cash provided by operating activities resulted from $16.0 million of net income, plus $17.7 million of non-cash items included in net income and less $3.4 million of cash used in changes in our operating assets and liabilities. For 2012, the $23.9 million of cash provided by operating activities resulted from $12.0 million of net income, plus $17.8 million of non-cash items included in net income and less $5.9 million of cash used in changes in our operating assets and liabilities. For 2011, the $19.9 million of cash provided by operating activities resulted from $11.5 million of net income, plus adjustments for $11.7 million of non-cash items included in net income and less $3.3 million of cash used in changes in our operating assets and liabilities. Cash provided by operating activities increased in 2013 compared to 2012, due to net income adjusted for non-cash expenses which increased $3.9 million in 2013 compared to 2012 and cash used in changes in our operating assets and liabilities which decreased $2.5 million in 2013 compared to 2012.

Cash provided by operating activities increased in 2012 compared to 2011, primarily due to net income adjusted for non-cash expenses which increased $6.6 million in 2012 compared to 2011. This increase was partially offset by cash used in changes in our operating assets and liabilities which increased $2.6 million in 2012 compared to 2011.

Additions to capital assets were $3.5 million, $4.7 million and $1.6 million in 2013, 2012 and 2011, respectively. We continue to invest in computing equipment as well as software related to the phased implementation of a new ERP system.

Settlement of acquisition earn-out of $0.6 million in 2013 was comprised of a partial payout of the earn-out adjustment in respect of the August 17, 2007 acquisition of Global Freight Exchange Limited. Specific performance targets were met during the period ending August 17, 2011, resulting in an additional amount payable to the former owners.

Acquisition of subsidiaries, net of cash acquired, of $54.1 million in 2013 was related to the acquisitions of Infodis, IES and Exentra. Acquisition of subsidiaries, net of cash acquired, of $21.3 million in 2012 was related to the acquisitions of Telargo, InterCommIT and GeoMicro. In 2011, the $45.0 million of cash paid for acquisition of subsidiaries, net of cash acquired, was related primarily to the acquisition of Porthus, Imanet and Routing International.

Proceeds from the sale of investment in affiliate of $0.5 million in 2011 were related to the sale of an investment in Desk Solutions NV, which was acquired as part of the Porthus acquisition. There was no such sale of investment in affiliates during 2013 or 2012.

Issuance of common shares of $0.7 million, $1.7 million and $1.1 million in 2013, 2012 and 2011, respectively, was a result of the exercise of employee stock options.

Settlement of stock options of $1.5 million in 2013 was a result of the settlement of surrendered stock options.

Repayment of other liabilities of $0.1 million, $4.3 million and $0.4 million in 2013 and 2011, respectively, relates primarily to repayment of debt obligations acquired as part of the Porthus, Imanet, Routing International and Telargo acquisitions.

Working capital. As at January 31, 2013, our working capital (current assets less current liabilities) was $52.8 million. Current assets include $37.6 million of cash and cash equivalents, $20.5 million in current trade receivables and $13.0 million in current deferred tax assets. Current liabilities include $12.4 million of accrued liabilities, $7.3 million of deferred revenue and $6.1 million of accounts payable. Our working capital has decreased since January 31, 2012 by $24.9 million, primarily as a result of decreased cash and cash equivalents. Cash and cash equivalents have decreased since January 31, 2012 primarily due to the use of cash for business acquisitions, additions to capital assets and the use of cash in financing activities. This decrease has been partially offset by cash provided by operating activities.

Cash and cash equivalents. As at January 31, 2013, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.7	5.3	1.7	0.6	11.3
Capital lease obligations	0.1	-	-	-	0.1
Total	3.8	5.3	1.7	0.6	11.4

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are outlined in the table above.

Other Obligations
Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 15 to the consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the consolidated balance sheet date. For CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $1.3 million for which no liability was recorded on our consolidated balance sheet at January 31, 2013, in accordance with FASB Accounting Standard Codification (“ASC”) Topic 718 “Compensation – Stock Compensation” (“ASC Topic 718”). The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of March 6, 2013, we had 62,654,284 common shares issued and outstanding.

As of March 6, 2013, there were 2,510,161 options issued and outstanding, and 185,418 remaining available for grant under all stock option plans. As of March 6, 2013, there were 139,071 performance share units (“PSUs”) and 119,799 restricted share units (“RSUs”) issued and outstanding, and 689,559 remaining available for grant under the Performance and Restricted Share Unit Plan (the “PRSU Plan”).

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2014 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the fiscal 2013 consolidated financial statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2013 consolidated financial statements:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the receivable from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement, the selling price and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Significant judgments are required to estimate the fair value of reporting units and include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation
We account for stock-based compensation in accordance with ASC Topic 718. Accordingly, the fair value of employee stock-based compensation that is ultimately expected to vest is amortized to expense in our consolidated statement of operations based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities.  We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we have determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowances by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the foreseeable future. In making the projection for the period, we made certain assumptions, including the following: (i) that there will be continued customer migration from technology platforms owned by foreign jurisdictions to a technology platform owned by another entity in our corporate group; and (ii) that tax rates in these jurisdictions will be consistent over the period of projection. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to net realizable value or excess inventory is written off.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is reflected in the separate statement of comprehensive income in our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 amends certain pending paragraphs in Update 2011-05 to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in Update 2011-05 are not affected by this update. ASU 2011-12 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2013. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2013, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2013, our internal control over financial reporting was effective.

During the fiscal year ended January 31, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Trends / Business Outlook

This section discusses our outlook for fiscal 2014 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.

Customs and Border Protection (“CBP”) enforces e-manifest initiatives requiring vehicles entering the US, including planes, trucks and ocean liners, to file an electronic manifest providing CBP with an advance electronic notice of the contents of the vehicle. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), has been developed for Canadian land ports by Canadian Border Service Agency with a phased implementation which began in the fourth quarter of calendar 2010. Similar advanced notification manifest security filing requirements have been introduced in the European Union (“EU”), and import controls systems have begun being phased in at different EU member states with export control systems and enforcement penalties to follow at a later date. We have various customs compliance services specifically designed to help with these advance notification filing requirements. The implementations in Canada and the EU are expected to span at least 18 months, and we anticipate that our revenues will continue to be positively impacted by these initiatives.

In 2013, our services revenues comprised 92% of our total revenues, with the balance being license revenues. We expect that our focus in 2014 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For 2014, based on our historic experience, we anticipate that over a one-year period we may lose approximately 3% to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At February 1, 2013, using foreign exchange rates of CAD $1.00 to $1.00, the euro 1.30 to $1.00 and £1.53 to $1.00, we estimated that our baseline revenues for the first quarter of 2014 were approximately $31.8 million and our baseline operating expenses were approximately $24.1 million. We consider this to be our baseline calibration of approximately $7.7 million for the first quarter of 2014, or approximately 24% of our baseline revenues as at February 1, 2013.

Periodically we incur restructuring charges as we continue to re-calibrate our business through the implementation of cost-reduction initiatives and further accelerate integration activity for acquired companies. In 2013, we incurred $1.0 million in restructuring charges and we expect to incur $0.1 million to $0.2 million in additional charges pursuant to established restructuring and integration plans in 2014.

We estimate that amortization expense for existing intangible assets will be $16.2 million for 2014, $14.0 million for 2015, $11.4 million for 2016, $9.7 million for 2017, $5.7 million for 2018 and $14.3 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in 2014 will be approximately $0.2 million to $0.3 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350 on October 31, 2012 and determined that there was no evidence of impairment as of that date. We are currently scheduled to perform our next annual impairment test on October 31, 2013. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2013, capital expenditures were $3.5 million or 3% of revenues, as we continue to invest in our network and build out our administrative infrastructure, including the implementation of a new ERP system. While we are still advancing on these initiatives we anticipate that we will incur up to $4.0 million in capital expenditures in 2014.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 55% of our revenues in 2013 were in US dollars, 26% in euro, 13% in Canadian dollars, and the balance in mixed currencies, while 35% of our operating expenses were in US dollars, 30% in Canadian dollars, 30% in euro, and the balance in mixed currencies.

As at March 6, 2013, we had 102,821 outstanding DSUs and 200,301 outstanding CRSUs. DSUs and CRSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. CRSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and CRSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For CRSUs, the amount of any expense or recovery is based on the number of CRSUs outstanding and our stock price which is recognized as employees perform services. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

We expect that these unrecognized tax benefits will increase within the next 12 months, although at this time a reasonable estimate of the possible increase cannot be made. While we believe that we have adequately provided for all tax positions, amounts asserted by taxing authorities could differ from our accrued position.  To the extent that the uncertain tax positions do not materialize, up to $4.1 million of the unrecognized tax benefits would then be recognized and decrease the effective tax rate.

In 2013, we recorded a net deferred income tax recovery of $0.9 million primarily as a result of change in valuation allowance in the UK which has decreased income tax expense by $5.3 million. This decrease was partially offset by a $1.0 million increase in regards to a change of estimate in the US. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for 2014 will be 30% - 33% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for 2014 will be approximately 8% - 12% of income before income taxes.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets, the 2011 downgrade in US debt and ongoing debt concerns in Europe may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and Europe and in other regions.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in 2013 we acquired Infodis, IES and Exentra. In 2012 we acquired Telargo, InterCommIT and GeoMicro. In 2011 we acquired Porthus, Imanet and Routing International. In 2010 we acquired two businesses, Oceanwide and Scancode, and from 2007 to 2009 we acquired ten businesses in total. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. We also, from time to time, take on investments in other business initiatives, such as the implementation of a new enterprise resource planning system. Acquisitions and other business initiatives involve a number of risks, including: diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, with our acquisition of Telargo, we continue to integrate a business with inventory. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. For example, InterCommIT provides messaging services to insurance and financial institutions, Telargo manages inventory, and Porthus offers media and technology services. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

 If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we define as key individuals to our business. We do not maintain life insurance policies on any of our employees that list the Company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Competition for key individuals is always strong. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract or retain, or establish an effective succession planning program for, necessary key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information. Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarter is in Canada, we currently have direct operations in the US, Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA and Asia Pacific regions;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
During 2013, 55% of our revenues were denominated in US dollars, and historically the majority of our revenues have been denominated in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars and euros. Therefore, changes in the value of the US dollar as compared to the Canadian dollar and the euro may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We are dependent on certain key vendors for our inventory of mobile asset units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our GLN and our corresponding network revenues.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at January 31, 2013, we had cash and cash equivalents of $37.6 million and no operating lines of credit.

On March 7, 2013, we entered into a $50.0 million credit agreement with the Bank of Montreal, for a five year term. The credit agreement includes a $48.0 million revolving facility that can be drawn on to accommodate future acquisition activity and a $2.0 million revolving facility that can be drawn on for general working capital purposes.

In addition to this credit agreement, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology;
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop or maintain acceptable services and products to address new market conditions or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

 Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st as the date for our annual impairment test. Although the results of our testing on October 31, 2012 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, the accounting standard for business combinations, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

 We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at January 31, 2013, our accumulated deficit was $308.7 million accumulated from 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2013, 2012 and 2011 benefited from non-cash, net deferred income tax recoveries of $5.3 million, $0.7 million and $4.4 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Financial Statements
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US GAAP and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and the independent auditors to review the consolidated financial statements and internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2013, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, management concluded that, as of January 31, 2013, our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2013, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended January 31, 2013, as stated in the Report of Independent Chartered Accountants, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended January 31, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Arthur Mesher	Stephanie Ratza
Chairman of the Board	Chief Financial Officer
Chief Executive Officer	Waterloo, Ontario
Waterloo, Ontario

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. and its subsidiaries (the “Company”) as of January 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2013 of the Company and our report dated March 7, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 7, 2013

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at January 31, 2013 and January 31, 2012, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Descartes Systems Group Inc. and subsidiaries as at January 31, 2013 and January 31, 2012, and the results of their operations and cash flows for each of the years in the three-year period ended January 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 7, 2013

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	37,638	65,547
Accounts receivable (net)
Trade (Note 5)	20,491	16,858
Other	5,655	5,324
Prepaid expenses and other	3,412	2,814
Inventory (Note 6)	812	413
Deferred income taxes (Note 17)	12,978	12,420
	80,986	103,376
LONG-TERM RECEIVABLE (Note 5)	149	296
CAPITAL ASSETS (Note 8)	10,236	9,287
GOODWILL (Note 9)	88,297	68,005
INTANGIBLE ASSETS (Note 10)	71,297	46,681
DEFERRED INCOME TAXES (Note 17)	23,945	31,279
	274,910	258,924
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,113	5,250
Accrued liabilities (Note 11)	12,373	12,415
Income taxes payable (Note 17)	2,354	1,318
Deferred revenue	7,320	6,636
	28,160	25,619
DEFERRED REVENUE	318	1,718
INCOME TAX LIABILITY (Note 17)	3,770	3,277
DEFERRED INCOME TAXES (Note 17)	5,620	9,754
	37,868	40,368
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 12)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,654,284 at January 31, 2013 (January 31, 2012 – 62,432,727) (Note 13)	92,472	90,924
Additional paid-in capital	451,434	452,424
Accumulated other comprehensive income (loss)	1,869	(63)
Accumulated deficit	(308,733)	(324,729)
	237,042	218,556
	274,910	258,924
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

E. Demirian	Stephen Watt
Director	Director

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2013	2012	2011

REVENUES	126,883	113,990	99,175
COST OF REVENUES	42,399	38,313	33,875
GROSS MARGIN	84,484	75,677	65,300
EXPENSES
Sales and marketing	13,765	13,009	11,492
Research and development	21,269	19,044	16,971
General and administrative	15,691	14,272	13,633
Other charges (Note 18)	2,364	2,131	3,995
Amortization of intangible assets	14,202	11,996	11,471
	67,291	60,452	57,562
INCOME FROM OPERATIONS	17,193	15,225	7,738
INTEREST EXPENSE	(45)	(9)	(14)
INVESTMENT INCOME	73	174	209
INCOME BEFORE INCOME TAXES	17,221	15,390	7,933
INCOME TAX EXPENSE (RECOVERY) (Note 17)
Current	2,078	1,438	277
Deferred	(853)	1,926	(3,883)
	1,225	3,364	(3,606)
NET INCOME	15,996	12,026	11,539
EARNINGS PER SHARE (Note 14)
Basic	0.26	0.19	0.19
Diluted	0.25	0.19	0.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,556	62,218	61,523
Diluted	63,860	63,400	62,888

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2013	2012	2011
Comprehensive income
Net income	15,996	12,026	11,539
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax recovery (expense) of $310 for the year ended January 31, 2013 (January 31, 2012 – ($188); January 31, 2011 – $534)	1,932	(1,885)	3,856
Total other comprehensive income (loss)	1,932	(1,885)	3,856
Comprehensive income	17,928	10,141	15,395

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2013	2012	2011
Common shares
Balance, beginning of year	90,924	88,148	86,609
Shares issued:
Stock options exercised	1,548	2,776	1,539
Balance, end of year	92,472	90,924	88,148

Additional paid-in capital
Balance, beginning of year	452,424	452,300	451,591
Unearned compensation related to issuance of stock options	-	11	8
Stock-based compensation expense (Note 15)	1,278	1,213	1,076
Stock options exercised	(348)	(1,001)	(404)
Settlement of stock options (Note 15)	(2,021)	-	-
Stock option income tax benefits	101	(99)	-
Purchase of non-controlling interest (Note 3)	-	-	29
Balance, end of year	451,434	452,424	452,300

Accumulated other comprehensive income (loss)
Balance, beginning of year	(63)	1,822	(2,034)
Foreign currency translation adjustments, net of income taxes	1,932	(1,885)	3,856
Balance, end of year	1,869	(63)	1,822

Accumulated deficit
Balance, beginning of year	(324,729)	(336,755)	(348,294)
Net income	15,996	12,026	11,539
Balance, end of year	(308,733)	(324,729)	(336,755)

Total Shareholders’ Equity	237,042	218,556	205,515

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
OPERATING ACTIVITIES
Net income	15,996	12,026	11,539
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	2,877	2,462	2,420
Amortization of intangible assets	14,202	11,996	11,471
Write-off of redundant assets (Note 8)	-	-	417
Amortization of unearned compensation	-	11	8
Stock-based compensation expense	1,278	1,213	1,076
Gain on sale of investment in affiliate (Note 7)	-	-	(20)
Loss from investment in affiliate (Note 7)	-	-	19
Deferred tax expense	(853)	1,926	(3,883)
Deferred tax charge	196	196	196
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,697)	(460)	2,748
Other	(183)	(822)	106
Prepaid expenses and other	(379)	(619)	51
Inventory	(343)	75	-
Accounts payable	873	(1,065)	(275)
Accrued liabilities	(736)	(1,682)	(3,088)
Income taxes payable	451	99	(1,733)
Deferred revenue	(1,342)	(1,430)	(1,163)
Cash provided by operating activities	30,340	23,926	19,889
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	5,071
Additions to capital assets	(3,496)	(4,734)	(1,656)
Proceeds from the sale of investment in affiliate (Note 7)	-	-	487
Settlement of acquisition earn-out (Note 9)	(590)	-	-
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(54,155)	(21,281)	(44,989)
Cash used in investing activities	(58,241)	(26,015)	(41,087)
FINANCING ACTIVITIES
Issuance of common shares for cash	704	1,775	1,133
Settlement of stock options (Note 15)	(1,525)	-	-
Repayment of other liabilities	(77)	(4,342)	(358)
Cash (used in) provided by financing activities	(898)	(2,567)	775
Effect of foreign exchange rate changes on cash and cash equivalents	890	559	513
Decrease in cash and cash equivalents	(27,909)	(4,097)	(19,910)
Cash and cash equivalents, beginning of year	65,547	69,644	89,554
Cash and cash equivalents, end of year	37,638	65,547	69,644
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	46	9	21
Cash paid during the year for income taxes	1,149	727	1,319

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 - Significant Accounting Policies

Basis of presentation
The accompanying consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of consolidated financial statements.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended January 31, 2013, is referred to as the “current fiscal year,” “fiscal 2013,” “2013” or using similar words. Our fiscal year, which ended January 31, 2012, is referred to as the “previous fiscal year,” “fiscal 2012,” “2012” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2014” refers to the annual period ending January 31, 2014 and the “fourth quarter of 2014” refers to the quarter ending January 31, 2014.

Certain immaterial reclassifications have been made to the consolidated financial statements and the notes to conform to the current presentation. Specifically, the long-term portion of trade accounts receivable has been presented on a separate line on the balance sheet and other liabilities have been included in the accrued liabilities line on the balance sheet.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments
Fair value of financial instruments
Financial instruments are comprised of cash and cash equivalents, accounts receivable, long-term receivable, accounts payable, accrued liabilities and income taxes payable. The estimated fair values of these financial instruments are approximate to book values.

Foreign exchange risk
We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro and various other foreign currencies.

Interest rate risk
We are exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts.

Credit risk
We are exposed to credit risk through our invested cash, cash equivalents and accounts receivable. We hold our cash and cash equivalents with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. The functional currency of the parent company is Canadian dollars. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. For the year ended January 31, 2013, foreign currency transaction losses of $0.2 million were included in net income (January 31, 2012 - nil; January 31, 2011 - $0.3 million).

Use of estimates
Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, allocations of the purchase price and the fair value of net assets acquired in business combination transactions, valuation of inventory, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, stock-based compensation, restructuring costs, valuation allowances against deferred tax assets, tax positions and recognition of contingencies.

Cash and cash equivalents
Cash and cash equivalents include short-term deposits with original maturities of three months or less.

Allowance for doubtful accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from customers who do not make their required payments. Specifically, we consider the age of the receivables, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to net realizable value or excess inventory is written off.

Impairment of long-lived assets
We account for the impairment and disposition of long-lived assets in accordance with Accounting Standard Codification (“ASC”) Section 360-10-35 “Property, Plant, and Equipment: Overall: Subsequent Measurement” (“ASC Section 360-10-35”). We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”). When we acquire a business, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the assets. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. We test for impairment at least annually at October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Our annual goodwill impairment testing on October 31, 2012 indicated no evidence that goodwill impairment had occurred as of that date. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships                           Straight-line over four to twenty years
Non-compete covenants                                                     Straight-line over two to seven years
Existing technologies                                                           Straight-line over three to ten years
Trade names                                                                          Straight-line over one to fifteen years

Capital assets
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software                                    30% declining balance
Furniture and fixtures                                                           20% declining balance
Leasehold improvements                                                    Straight-line over lesser of useful life or term of lease

Revenue recognition
We follow the accounting guidelines and recommendations contained in ASC Subtopic 985-605, “Software: Revenue Recognition” (“ASC Subtopic 985-605”) and ASC Topic 605, “Revenue Recognition” (“ASC Topic 605”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized upon delivery of goods.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with ASC Subtopic 985-605.

We enter into arrangements from time to time that may consist of multiple deliverables which may include any combination of services, hardware and software licenses. Our typical multiple-element arrangements involve: (i) software with maintenance support services, (ii) professional services with one time set-up fees and (iii) hardware with services. For any arrangements involving multiple deliverables involving non software elements (hardware, one time set-up fees, professional services, subscription, etc.) the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence (“VSOE”) of selling price. In instances when we are unable to establish the selling price using VSOE, we attempt to establish selling price of each element based on acceptable third party evidence of selling price (“TPE”); however we are generally unable to reliably determine the selling price of similar competitor products or services on a stand-alone basis. In these instances, we use our best estimate of selling price (“BESP”) in our allocation of the arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold on a stand-alone basis.  We determine BESP for each specific element in a multiple element arrangement considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

For arrangements involving multiple deliverables of software with maintenance support services, the revenue is recognized based on ASC Subtopic 985-605.  If we are unable to determine VSOE of fair value for all of the deliverables of the arrangement, but are able to obtain VSOE of fair value for all the undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of fair value of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE of fair value did not exist; or (ii) when VSOE of fair value can be established.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Research and development costs
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under ASC Subtopic 985-20, “Software: Costs of Software to Be Sold, Leased, or Marketed” (“ASC Subtopic 985-20”). Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation
We account for stock-based compensation in accordance with ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”). Accordingly, the fair value of employee stock-based compensation that is ultimately expected to vest is amortized to expense in our consolidated statement of operations based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance share units (“PSUs”) are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

Income taxes
We account for income taxes in accordance with ASC Topic 740, “Income Taxes” (“ASC Topic 740”). ASC Topic 740 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

We apply ASC Subtopic 740-10 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“ASC Subtopic 740”) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Subtopic 740 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Recently adopted accounting pronouncements
In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is reflected in the separate statement of comprehensive income in our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 amends certain pending paragraphs in Update 2011-05 to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in Update 2011-05 are not affected by this update. ASU 2011-12 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Note 3 - Acquisitions

On November 14, 2012, we acquired all outstanding shares of privately-held Exentra Transport Solutions Limited (“Exentra”), a leading UK-based provider of software-as-a-service (“SaaS”) driver compliance solutions for the European Union. The total purchase price for the acquisition was $16.6 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.8 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $0.8 million of revenues and $0.1 million of net loss from Exentra since the date of acquisition in our consolidated statements of operations for 2013.

On June 15, 2012, we acquired substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). IES provides SaaS solutions that help freight forwarders, non-vessel operating common carriers and custom brokers manage their businesses. The total purchase price for the acquisition was $33.9 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.2 million. We have recognized $6.4 million of revenues and $2.0 million of net income from IES since the date of acquisition in our consolidated statements of operations for 2013.

On June 1, 2012, we acquired all outstanding shares of privately-held Infodis B.V. (“Infodis”), a Netherlands-based provider of SaaS transportation management solutions that enable its clients to manage both inbound and outbound purchased transportation. The total purchase price for the acquisition was $3.7 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.4 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.7 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $2.2 million of revenues and $0.2 million of net income from Infodis since the date of acquisition in our consolidated statements of operations for 2013.

The preliminary purchase price allocations for businesses we acquired during fiscal 2013 are as follows:

	Exentra	IES	Infodis	Total
Purchase price consideration:
Cash, excluding cash acquired related to Infodis ($375), IES (nil) and Exentra ($663)	16,559	33,909	3,687	54,155
Net working capital adjustments	(27)	12	2	(13)
	16,532	33,921	3,689	54,142
Allocated to:
Current assets, excluding cash acquired related to Infodis ($375) IES (nil) and Exentra ($663)	883	767	831	2,481
Capital assets	116	-	194	310
Deferred tax assets	-	-	22	22
Current liabilities	(1,008)	(184)	(386)	(1,578)
Deferred revenue	(26)	(901)	-	(927)
Deferred tax liability	(3,112)	-	(565)	(3,677)
Net tangible assets (liabilities) assumed	(3,147)	(318)	96	(3,369)
Finite life intangible assets acquired:
Customer agreements and relationships	2,621	6,941	834	10,396
Existing technology	10,827	15,236	1,420	27,483
Non-compete covenants	-	239	-	239
Goodwill	6,231	11,823	1,339	19,393
	16,532	33,921	3,689	54,142

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Exentra	IES	Infodis
Customer agreements and relationships	12 years	10 years	6 years
Non-compete covenants	N/A	5 years	N/A
Existing technology	10 years	8 years	5 years

The goodwill on the Infodis, IES and Exentra acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Infodis and Exentra acquisition are not deductible for tax purposes. The goodwill arising from the IES acquisition is deductible for tax purposes.

On January 20, 2012, we acquired all outstanding shares of privately-held GeoMicro, Inc. (“GeoMicro”), a leading California-based provider of advanced geographic information systems and commercial turn-by-turn navigation. GeoMicro’s platform enables advanced routing, navigation, field service, and spatial data business intelligence solutions. The total purchase price for the acquisition was $2.7 million in cash, net of cash acquired.  We also incurred acquisition-related costs, primarily for advisory services, of $0.1 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is nil. We have recognized $0.4 million of revenues and a $0.4 million net income from GeoMicro since the date of acquisition in our consolidated statements of operations for 2012.

On November 2, 2011, we acquired all outstanding shares of privately-held InterCommIT BV (“InterCommIT”), a provider of business-to-business integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically. The total purchase price for the acquisition was $13.6 million in cash, net of cash acquired.  We also incurred acquisition-related costs, primarily for advisory services, of $0.6 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $1.2 million with a fair value of $1.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is nil. We have recognized $1.5 million of revenues and a $0.1 million net loss from InterCommIT since the date of acquisition in our consolidated statements of operations for 2012.

On June 10, 2011, we acquired all outstanding shares of privately-held Telargo Inc. (“Telargo”), a provider of telematics solutions. Telargo is a SaaS provider of mobile resource management applications (“MRM”) telematics solutions that enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations. The total purchase price for the acquisition was $9.3 million, including $5.0 million in cash, net of cash acquired, and $4.3 million to repay financial liabilities. We also incurred acquisition-related costs, primarily for advisory services, of $0.5 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $2.3 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $1.2 million. We have recognized $2.4 million of revenues and a $1.3 million net loss from Telargo since the date of acquisition in our consolidated statements of operations in 2012.

The final purchase price allocations for businesses we acquired during fiscal 2012 are as follows:

	GeoMicro	InterCommIT	Telargo	Total
Purchase price consideration:
Cash, excluding cash acquired related to Telargo ($201), InterCommIT ($829) and GeoMicro ($152)	2,674	13,605	5,002	21,281
Net working capital adjustments	(4)	(38)	(829)	(871)
	2,670	13,567	4,173	20,410
Allocated to:
Current assets	194	1,309	1,606	3,109
Deferred tax asset	715	4	2,344	3,063
Capital assets	29	87	381	497
Current liabilities	(672)	(510)	(3,045)	(4,227)
Deferred revenue	(559)	(410)	(893)	(1,862)
Deferred income tax liability	(987)	(2,693)	(2,441)	(6,121)
Other long term liabilities	-	(229)	(4,277)	(4,506)
Net tangible (liabilities) assumed	(1,280)	(2,442)	(6,325)	(10,047)
Finite life intangible assets acquired:
Customer agreements and relationships	364	2,367	427	3,158
Existing technology	1,746	7,806	5,749	15,301
Non-compete covenants	90	193	-	283
Trade names	51	273	-	324
Goodwill	1,699	5,370	4,322	11,391
	2,670	13,567	4,173	20,410

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	GeoMicro	InterCommIT	Telargo
Customer agreements and relationships	4 years	7 years	6 years
Non-compete covenants	5 years	7 years	6 years
Existing technology	4 years	5 years	n/a
Trade names	2 years	2 years	n/a

The goodwill on the Telargo, InterCommIT and GeoMicro acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Telargo, InterCommIT and GeoMicro acquisitions is not deductible for tax purposes.

On June 16, 2010, we acquired all outstanding shares of privately-held Belgian-based Routing International NV (“Routing International”), a developer and distributor of optimized route planning solutions. Routing International’s solutions join Descartes’ MRM 2.0 solution suite, which combines optimized real-time planning with wireless mobile technology to manage resources in motion. The purchase price for the acquisition was $3.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services included in other charges in 2011, of $0.2 million. The gross contractual amount of trade accounts receivable acquired was $1.4 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.4 million. We have recognized $1.8 million of revenues and $0.2 million of net income before amortization expense of $0.3 million from Routing International NV since the date of acquisition in our consolidated statements of operations for 2011.

On April 19, 2010, we purchased all outstanding shares of privately-held 882976 Ontario Inc., doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border Services Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. Imanet’s solutions complement Descartes’ Global Trade and Compliance solutions. The purchase price for the acquisition was $5.8 million in cash. We also incurred acquisition-related costs, primarily for advisory services, of $0.1 million included in other charges in 2011. The gross contractual amount of trade accounts receivable acquired was $0.6 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.2 million. We have recognized $2.5 million of revenues and $0.5 million of net income before amortization expense of $0.7 million from Imanet since the date of acquisition in our consolidated statements of operations for 2011.

On March 19, 2010, we acquired 96.17% of the outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a provider of global trade management solutions, at EUR 12.50 per share. Porthus’ solutions complement those of Descartes and grow our presence in the Europe, Middle East and Africa regions. The purchase price for the acquisition was $39.1 million in cash. We also incurred acquisition-related costs, primarily for brokerage and advisory services, of $1.1 million included in other charges in 2011. The gross contractual amount of trade accounts receivable acquired was $6.9 million with a fair value of $6.6 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.3 million. We have recognized $19.1 million of revenues and $3.9 million of net income before amortization expense of $3.9 million from Porthus since the date of acquisition in our consolidated statements of operations for 2011.

On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to Porthus’ 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to its 2001 warrant plan. The purchase price for the remaining shares and warrants was $1.8 million in cash.

The fair value of the non-controlling interest in Porthus was determined based on active market prices for the 3.83% shares not acquired as part of the March 19, 2010 acquisition. The excess of the $1.8 million purchase-price consideration when this non-controlling interest was acquired on April 16, 2010 and the fair value of the non-controlling interest in Porthus was recorded to additional paid-in capital.

The final purchase price allocations for businesses we acquired during fiscal 2011 are as follows:

	Routing International	Imanet	Porthus	Total
Purchase price consideration:
Cash, excluding cash acquired related to Porthus ($6,282), Imanet ($146) and Routing International ($567)	4,339	5,973	39,137	49,449
Net working capital adjustments	(491)	(216)	-	(707)
	3,848	5,757	39,137	48,742
Allocated to:
Current assets	1,686	797	14,108	16,591
Current deferred tax asset	136	-	755	891
Investment in affiliate	-	-	544	544
Capital assets	62	161	1,813	2,036
Current liabilities	(719)	(471)	(7,582)	(8,772)
Deferred revenue	(956)	(245)	(1,838)	(3,039)
Deferred income tax liability	(536)	(1,115)	(6,496)	(8,147)
Other long term liabilities	(137)	(70)	(241)	(448)
Net tangible assets (liabilities) assumed	(464)	(943)	1,063	(344)
Finite life intangible assets acquired:
Customer agreements and relationships	592	2,198	10,838	13,628
Existing technology	1,168	1,984	12,053	15,205
Non-compete covenants	-	196	281	477
Trade names	-	109	822	931
Goodwill	2,552	2,213	15,878	20,643
Non-controlling interest	-	-	(1,798)	(1,798)
	3,848	5,757	39,137	48,742

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Routing International	Imanet	Porthus
Customer agreements and relationships	5 years	8 years	7 years
Non-compete covenants	n/a	5 years	5 years
Existing technology	4 years	4 years	5 years
Trade names	n/a	3 years	2 years

The goodwill on the Porthus, Imanet and Routing International acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Porthus, Imanet and Routing International acquisitions is not deductible for tax purposes.

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the tables above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists. The valuation of the acquired net assets of Infodis, IES and Exentra are preliminary as we finalize the net tangible assets and liabilities assumed. The preliminary purchase price may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation for Infodis, IES and Exentra will be completed within one year from the acquisition date.

No in-process research and development was acquired in the above transactions.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Porthus as of the beginning of each of the periods presented. The pro forma results of operations for the Infodis, Exentra, Telargo, InterCommIT, GeoMicro, Imanet and Routing International transactions have not been included in the table below as they are not material to our consolidated financial statements. The pro forma results of operations for the IES transaction have not been presented as this disclosure is considered impracticable since IES has not been audited in the past and historic financial statements would not be auditable due to the use of cash based accounting.

This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of Porthus occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations

Year Ended	January 31,
2011

Revenues	102,519
Net income	12,230
Earnings per share
Basic	0.20
Diluted	0.19

Note 4 – Cash and Cash Equivalents

	January 31,	January 31,
	2013	2012
Cash and cash equivalents
Cash on deposit with banks	37,638	65,547
Total cash and cash equivalents	37,638	65,547

We have no operating lines of credit as at January 31, 2013 ($3.0 million as at January 31, 2012, of which none was utilized).

As at January 31, 2013 we have outstanding letters of credit of approximately $0.2 million (EUR 0.1 million) related to our leased premises ($0.1 million at January 31, 2012).

Note 5 - Trade Receivables

	January 31,	January 31,
	2013	2012
Trade receivables	21,602	17,590
Less: Allowance for doubtful accounts	(1,111)	(732)
	20,491	16,858

Trade receivables of $0.2 million and $0.3 million, not presented in the above table, have been presented as long-term receivables in our consolidated balance sheets at January 31, 2013 and January 31, 2012, respectively. These receivables are not expected to be collected within the next year.

Bad debt expense was $0.3 million, $0.3 million and $0.5 million for the years ended January 31, 2013, January 31, 2012 and January 31, 2011, respectively.

Note 6 –Inventory

	January 31,	January 31,
	2013	2012
Finished goods	812	413
	812	413

Finished goods inventory consists of hardware and related parts for mobile asset units sold. No provision for excess or obsolete inventories has been recorded for the years ended January 31, 2013 or January 31, 2012.

Note 7 - Investment in Affiliate

As part of the acquisition of Porthus, we acquired 44.4% of the outstanding shares of privately-held Desk Solutions NV (“Desk Solutions”). The investment in Desk Solutions has been accounted for under the equity method in accordance with ASC Topic 323, “Investments – Equity Method and Joint Ventures” (“ASC Topic 323”). Loss from Desk Solutions of $19,000 for the year ended January 31, 2011 is included in investment income in the consolidated statements of operations for 2011. This investment was sold in the second quarter of 2011 for proceeds of $487,000. A gain on the sale of this investment of $20,000 is included in investment income for the year ended January 31, 2011 in the consolidated statements of operations for 2011.

Note 8 - Capital Assets

	January 31,	January 31,
	2013	2012
Cost
Computer equipment and software	29,592	25,746
Furniture and fixtures	1,538	1,947
Leasehold improvements	1,140	3,086
Assets under construction	95	2,637
	32,365	33,416
Accumulated amortization
Computer equipment and software	20,118	19,851
Furniture and fixtures	1,153	1,700
Leasehold improvements	858	2,578
	22,129	24,129
	10,236	9,287

Computer equipment and software cost includes $0.2 million and $0.3 million of assets recorded under capital leases as of January 31, 2013 and January 31, 2012, respectively. Amortization expense related to assets under capital leases was less than $0.1 million, $0.1 million and $0.1 million for the years ended January 31, 2013, January 31, 2012 and January 31, 2011, respectively.

As discussed in Note 18, other charges include $0.4 million for write-off of redundant assets for the year ended January 31, 2011. The redundant assets represent computer software from our Belgian operations, acquired as part of the Porthus acquisition, which were made redundant as we continue to integrate Porthus into our operations.

Note 9 - Goodwill

	January 31,	January 31,
	2013	2012
Balance, beginning of year	68,005	56,742
Acquisition of subsidiaries
Infodis	1,339	-
IES	11,823	-
Exentra	6,231	-
Telargo	-	4,322
InterCommIT	-	5,370
GeoMicro	-	1,699
Adjustments on account of foreign exchange and prior acquisitions	899	(128)
Balance, end of year	88,297	68,005

The business acquisitions of Infodis, IES, Exentra, Telargo, InterCommIT and GeoMicro are described in Note 3 to these consolidated financial statements.

In 2012, the adjustment on account of foreign exchange and prior acquisitions includes a $0.8 million earn-out adjustment in respect of the August 17, 2007 acquisition of Global Freight Exchange Limited. Specific performance targets were met during the period ending August 17, 2011, resulting in an additional amount payable to the former owners. As this acquisition closed prior to the effective date of ASC Topic 805 (previously Statement 141(R)), this adjustment has been accrued to goodwill. During 2013, $0.6 million of the earn-out adjustment was paid. No adjustments relating to the earn-out were recorded in 2013.

Note 10 - Intangible Assets

	January 31,	January 31,
	2013	2012
Cost
Customer agreements and relationships	51,820	40,851
Non-compete covenants	1,867	1,607
Existing technology	66,296	38,012
Trade names	4,164	4,115
	124,147	84,585
Accumulated amortization
Customer agreements and relationships	25,936	20,532
Non-compete covenants	1,235	1,052
Existing technology	22,402	13,380
Trade names	3,277	2,940
	52,850	37,904
	71,297	46,681

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During 2013, additions to intangible assets primarily consisted of the acquisitions of Infodis, IES and Exentra, described in Note 3 to these consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $71.3 million over the following periods: $16.2 million for 2014, $14.0 million for 2015, $11.4 million for 2016, $9.7 million for 2017, $5.7 million for 2018 and $14.3 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Note 11 - Accrued Liabilities

	January 31,	January 31,
	2013	2012
Accrued compensation and benefits	6,989	6,284
Accrued professional fees	1,063	1,233
Amounts payable to former shareholders of prior acquisitions	-	390
Accrued purchase price consideration and other acquisition-related costs	237	792
Other accrued liabilities	4,084	3,716
	12,373	12,415

Note 12 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
2014	3,706	64	3,770
2015	2,967	32	2,999
2016	2,274	-	2,274
2017	1,129	-	1,129
2018	572	-	572
Thereafter	614	-	614
	11,262	96	11,358

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are outlined in the table above. Rental expense from operating leases was $3.7 million, $3.6 million and $3.1 million for the years ended January 31, 2013, January 31, 2012 and January 31, 2011, respectively.

Other Obligations
Deferred Share Unit and Restricted Share Unit Plans
As described in Note 15 to the consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the consolidated balance sheet date. For CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $1.3 million for which no liability was recorded on our consolidated balance sheet at January 31, 2013, in accordance with FASB ASC Topic 718 “Compensation – Stock Compensation” (“ASC Topic 718”). The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 13 - Share Capital

Common Shares Outstanding
We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2013	2012	2011
Balance, beginning of year	62,433	61,742	61,411
Shares issued:
Stock options exercised	163	691	331
Stock options settled for shares (Note 15)	58	-	-
Balance, end of year	62,654	62,433	61,742

Note 14 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

Year Ended	January 31, 2013	January 31, 2012	January 31, 2011

Net income for purposes of calculating basic and diluted earnings per share	15,996	12,026	11,539
(number of shares in thousands)
Weighted average shares outstanding	62,556	62,218	61,523
Dilutive effect of employee stock options	1,279	1,182	1,365
Dilutive effect of restricted and performance share units	25	-	-
Weighted average common and common equivalent shares outstanding	63,860	63,400	62,888
Earnings per share
Basic	0.26	0.19	0.19
Diluted	0.25	0.19	0.18

For the years ended January 31, 2013, 2012 and 2011, respectively, 40,000, 15,000 and 219,607 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2013, 2012 and 2011, respectively, the application of the treasury stock method excluded 7,500, 418,480 and 222,500 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 15 - Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

During the quarter ended July 31, 2012, we amended our stock option plan agreements to allow for stock options to be surrendered to the Company and settled for cash and/or shares. The Company does not have an obligation to settle outstanding stock options on a cash basis. The cash settlement value is determined using the closing share price for the day preceding the elected settlement date less the exercise price. For the year ended January 31, 2013, 340,840 options were settled for $1.5 million in cash and $0.5 million of common shares were issued from treasury.

As of January 31, 2013, we had 2,496,161 stock options granted and outstanding under our shareholder-approved stock option plan and 185,418 remained available for grant. In addition, we had 14,000 stock options outstanding under stock option plans which were not approved by shareholders.

Total estimated stock-based compensation expense recognized under ASC Topic 718 was included in our consolidated statement of operations as follows:

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
Cost of revenues	56	110	73
Sales and marketing	412	251	229
Research and development	44	308	130
General and administrative	766	544	644
Effect on net income	1,278	1,213	1,076

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.4 million ($0.5 million at January 31, 2012) recognized in the United States. We realized a nominal tax expense in connection with stock options exercised during 2013.

As of January 31, 2013, $0.6 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 1.3 years. The total fair value of stock options vested during 2013 was $0.5 million.

The fair value of stock option grants is estimated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2013		January 31, 2012		January 31, 2011
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	33.2	N/A	33.6	N/A	37.3	34.6 to 37.9
Risk-free rate (%)	1.2	N/A	2.4	N/A	2.5	1.8 to 2.6
Expected option life (years)	5	N/A	5	N/A	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2012	2,987,251	$3.97
Granted	40,000	$8.97
Exercised	(163,050)	$4.29
Settled for Cash/ Shares	(340,840)	$2.59
Forfeited	(13,200)	$5.72
Balance at January 31, 2013	2,510,161	$4.35	2.4	12.8

Vested or expected to vest at January 31, 2013	2,441,011	$4.32	2.4	12.6

Exercisable at January 31, 2013	2,114,258	$4.04	2.0	11.5

The weighted average grant-date fair value of options granted during 2013, 2012 and 2011 was $2.73, $2.18, and $2.27 per option, respectively. The total intrinsic value of options exercised during 2013, 2012 and 2011 was approximately $0.7 million, $2.9 million and $1.0 million, respectively. The total intrinsic value of options settled during 2013, 2012 and 2011 was approximately $2.0 million, nil and nil, respectively.

Options outstanding and options exercisable as at January 31, 2013 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Stock Options
$3.15 – $3.89	$3.39	1,254,531	2.4	$3.39	1,169,522
$4.20 – $4.43	$3.94	521,650	0.7	$3.94	521,650
$4.69 – $6.54	$5.81	686,480	3.3	$5.44	420,086
$7.23 – $9.01	$8.73	47,500	6.2	$7.23	3,000
	$4.35	2,510,161	2.4	$4.04	2,114,258

A summary of the status of our unvested stock options under our shareholder-approved stock option plan and stock option plans which were not approved by shareholders as of January 31, 2013 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2012	682,538	$1.89
Granted	40,000	$2.73
Vested	(317,935)	$1.70
Forfeited	(8,700)	$6.17
Balance at January 31, 2013	395,903	$2.08

Performance Share Units
Our board of directors adopted a performance and restricted share unit plan effective as of April 30, 2012 pursuant to which certain of our employees are eligible to receive grants of PSUs. PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2012	-	-	-	-
Granted	139,071	$11.90
Balance at January 31, 2013	139,071	$11.90	9.0	1.3

Vested or expected to vest at January 31, 2013	139,071	$11.90	9.0	1.3

Exercisable at January 31, 2013	-	-	-	-

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2013) that would have been received by PSU holders if all PSUs had been vested on January 31, 2013.

As of January 31, 2013, $1.3 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years.

Restricted Share Units
Our board of directors adopted a performance and restricted share unit plan effective as of April 30, 2012 pursuant to which certain of our employees are eligible to receive grants of restricted share units (“RSUs”). RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of a RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2012	-	-	-	-
Granted	119,799	$8.80
Balance at January 31, 2013	119,799	$8.80	9.0	1.1

Vested or expected to vest at January 31, 2013	119,799	$8.80	9.0	1.1

Exercisable at January 31, 2013	39,933	$8.80	9.0	0.4

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2013) that would have been received by RSU holders if all RSUs had been vested on January 31, 2013.

As of January 31, 2013, $0.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors then the director must take at least 50% of the base annual fee for serving as a director (currently $30,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2012	84,060
Granted	18,761
Balance at January 31, 2013	102,821

As at January 31, 2013, the total number of DSUs held by participating directors was 102,821, representing an aggregate accrued liability of $1.0 million ($0.7 million at January 31, 2012). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $0.1 million, $0.1 million and $0.1 million for 2013, 2012 and 2011, respectively.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of cash-settled restricted share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2012	385,640
Granted	65,441
Vested and settled in cash	(209,592)
Balance at January 31, 2013	241,489	1.4

Vested at January 31, 2013	11,058	-

Unvested at January 31, 2013	230,431	1.4

We have recognized the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.0 million at January 31, 2013 ($1.2 million at January 31, 2012). As at January 31, 2013, the unrecognized aggregate liability for the non-vested CRSUs was $1.3 million ($1.9 million at January 31, 2012). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our consolidated statements of operations was approximately $1.3 million, $1.5 million and $1.5 million for 2013, 2012 and 2011, respectively.

Note 16 - Employee Pension Plans

We maintain various defined contribution benefit plans for our Canadian, American and British employees. While the specifics of each plan are different in each country, we contribute an amount related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at our discretion. The pension costs were $0.7 million, $0.6 million and $0.5 million in 2013, 2012 and 2011, respectively, of which $0.3 million was payable at both January 31, 2013 and January 31, 2012.

Note 17 - Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011

Canada	14,908	17,225	5,045
United States	1,529	87	5,380
Other countries	784	(1,922)	(2,492)
	17,221	15,390	7,933

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
Current income tax expense (recovery)
Canada	478	605	487
United States	446	295	311
Other countries	1,154	538	(521)
	2,078	1,438	277
Deferred income tax expense (recovery)
Canada	5,177	4,230	(3,245)
United States	(833)	(2,515)	4,831
Other countries	(5,197)	211	(5,469)
	(853)	1,926	(3,883)
	1,225	3,364	(3,606)

In 2013, our current income tax expense was primarily impacted by $0.8 million increase for certain income incurred in Europe for which no offsetting loss carryforwards are available. Deferred income tax expense decreased in 2013 primarily as a result of change in valuation allowance in the UK which has decreased income tax expense by $5.3 million. This decrease was partially offset by a $1.0 million increase in regards to a change of estimate in the US.

In 2012, our income tax expense was primarily impacted by a change in valuation allowance and other tax estimates in the United States which reduced our deferred income tax expense by $1.8 million, and a change in the valuation allowance in the Netherlands which increased deferred income tax expense by $0.7 million.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2013	2012
Assets
Accruals not currently deductible	4,355	3,538
Accumulated net operating losses	36,194	48,027
Corporate minimum taxes	1,391	1,312
Difference between tax and accounting basis of capital assets	12,716	13,099
Writedown of assets not currently deductible	1,119	1,053
Research and development and other tax credits and expenses	5,266	4,659
Other timing differences	419	860
Total deferred income tax assets	61,460	72,548
Liabilities
Difference between tax and accounting basis of intangible assets	(7,968)	(3,410)
Uncertain tax positions incurred in loss years	(915)	(1,230)
Total deferred income tax liabilities	(8,883)	(4,640)
Net deferred income taxes	52,577	67,908
Valuation allowance	(21,274)	(33,963)
Net deferred income taxes, net of valuation allowance	31,303	33,945

Deferred income tax assets – current	12,978	12,420
Deferred income tax assets – non-current	23,945	31,279
Deferred income tax liabilities – non-current	(5,620)	(9,754)
Net deferred income taxes, net of valuation allowance	31,303	33,945

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for $21.3 million ($33.9 million at January 31, 2012) of our net deferred tax assets of $52.6 million ($67.9 million at January 31, 2012), resulting in a total net deferred tax asset of $31.3 million at January 31, 2013 ($33.9 million at January 31, 2012).

As at January 31, 2013, we had not accrued for foreign withholding taxes and Canadian income taxes applicable to approximately $30.3 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. The potential amount of unrecognized deferred Canadian income tax liabilities and foreign withholding and income tax liabilities on the unremitted earnings and foreign exchange gains is not currently practicably determinable.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
Combined basic Canadian statutory rates	26.5%	28.1%	30.7%

Income tax expense based on the above rates	4,564	4,325	2,436
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	182	586	(2,198)
Effect of differences between Canadian and foreign tax rates	165	(275)	695
Effect of rate reductions on current year timing differences	(156)	(228)	659
Prior year adjustments and change in estimates	(503)	(1,242)	(59)
Increases (decreases) in tax reserves	565	734	(149)
Valuation allowance	(4,070)	(864)	(5,241)
Other	478	328	251
Income tax expense (recovery)	1,225	3,364	(3,606)

We have income tax loss carryforwards which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2014			3,576	490	4,066
2015				614	614
2016			800	364	1,164
2017				1,252	1,252
2018		2,341	798	25	3,164
Thereafter	9,972	22,974	81,488	10,626	125,060
	9,972	25,315	86,662	13,371	135,320

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits arising from uncertain tax positions taken:

	January 31,	January 31,	January 31,
	2013	2012	2011
Unrecognized tax benefits, beginning of year	4,857	4,246	5,168
Gross (decreases) increases – tax benefits in prior periods	-	42	(1,368)
Gross increases – tax benefits in the current period	1,389	1,010	874
Lapsing of statutes of limitations	(607)	(441)	(428)
Unrecognized tax benefits, end of year	5,639	4,857	4,246

We expect that these unrecognized tax benefits will increase within the next 12 months, although at this time a reasonable estimate of the possible increase cannot be made. While we believe that we have adequately provided for all tax positions, amounts asserted by taxing authorities could differ from our accrued position.  To the extent that the uncertain tax positions do not materialize, up to $4.1 million of the unrecognized tax benefits would then be recognized and decrease the effective tax rate.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax positions in general and administrative expense. As at January 31, 2013 and January 31, 2012, the unrecognized tax positions have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to Audit
Tax Jurisdiction
United States Federal	2010 and prior
Canada	2006 and prior
United Kingdom	2010 and prior
Sweden	2008 and prior
Netherlands	2008 and prior
Belgium	2010 and prior

Note 18 - Other Charges

Other charges are primarily comprised of charges related to certain restructuring initiatives which have been undertaken from time to time under various restructuring plans. Other charges also include acquisition-related costs with respect to completed and prospective acquisitions. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs. In 2011, other charges also included $0.4 million related to the write-off of certain computer software assets, acquired as part of the Porthus acquisition. These assets became redundant during the year ended January 31, 2011 due to the integration of Porthus into our operations.

Other charges included in our consolidated statements of operations are as follows:

	January 31,	January 31,	January 31,
	2013	2012	2011
Acquisition-related costs	1,405	1,599	1,545
Fiscal 2013 restructuring plan	755	-	-
Fiscal 2012 restructuring plan	117	353	-
Restructuring related to fiscal 2012 acquisitions	-	60	-
Fiscal 2011 restructuring plan	-	97	866
Restructuring related to fiscal 2011 acquisitions	-	22	1,011
Fiscal 2010 restructuring plan	87	-	156
Write-off of redundant assets	-	-	417
	2,364	2,131	3,995

Fiscal 2013 Restructuring Plan
In the second quarter of 2013, management approved and began to implement the fiscal 2013 restructuring plan to reduce operating expenses and increase operating margins. To date $0.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and office closure costs. This plan has expected remaining workforce costs of $0.1 million to be expensed in 2014.

The following table shows the changes in the restructuring provision for the fiscal 2013 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at January 31, 2012	-	-	-
Accruals and adjustments	730	25	755
Cash draw downs	(707)	(25)	(732)
Noncash draw downs and foreign exchange	8	-	8
Balance at January 31, 2013	31	-	31

Fiscal 2012 Restructuring Plan
In the fourth quarter of 2012, management approved and began to implement the fiscal 2012 restructuring plan to reduce operating expenses and increase operating margins. To date $0.5 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and office closure costs. This plan has expected remaining office closure costs of $0.1 million to be expensed in 2014.

The following table shows the changes in the restructuring provision for the fiscal 2012 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at January 31, 2012	9	19	28
Accruals and adjustments	16	101	117
Cash draw downs	(25)	(120)	(145)
Noncash draw downs and foreign exchange	-	-	-
Balance at January 31, 2013	-	-	-

Restructuring Related to Fiscal 2012 Acquisitions
During the year ended January 31, 2012, we completed three acquisitions. As these acquisitions were completed, management approved and began to implement a restructuring plan to integrate and streamline operations. To date $0.1 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges. This plan is complete with no further expected costs. As at January 31, 2013, no liability remains relating to this restructuring plan.

Fiscal 2011 Restructuring Plan
In the first quarter of 2011, management approved and began to implement the fiscal 2011 restructuring plan to reduce operating expenses and increase operating margins. To date $1.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs. As at January 31, 2013, no liability remains relating to this restructuring plan.

Restructuring Related to Fiscal 2011 Acquisitions
During the year ended January 31, 2011, we completed three acquisitions. As these acquisitions were completed, management approved and began to implement a restructuring plan to integrate and streamline operations. To date $1.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and network consolidation costs. This plan is complete with no further expected costs. As at January 31, 2013, no liability remains relating to this restructuring plan.

Fiscal 2010 Restructuring Plan
In the first quarter of 2010, management approved and began to implement the fiscal 2010 restructuring plan to reduce operating expenses and increase operating margins. To date $1.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs. As at January 31, 2013, no liability remains relating to this restructuring plan.

The following table shows the changes in the restructuring provision for the fiscal 2010 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2012	29	-	-	29
Accruals and adjustments	87	-	-	87
Cash draw downs	(116)	-	-	(116)
Balance at January 31, 2013	-	-	-	-

Note 19 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic location of customer and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
Revenues
United States	60,420	48,602	44,903
Canada	14,212	15,051	12,960
Americas, excluding Canada and United States	1,052	1,196	958
Belgium	15,668	19,319	17,705
EMEA, excluding Belgium	29,286	24,515	19,149
Asia Pacific	6,245	5,307	3,500
	126,883	113,990	99,175

Year Ended	January 31,	January 31,	January 31,
	2013	2012	2011
Revenues
Services	116,822	105,645	93,684
Licenses	10,061	8,345	5,491
	126,883	113,990	99,175

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, including revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	January 31,	January 31,
	2013	2012
Total long-lived assets
United States	72,510	43,312
Canada	24,249	24,926
Belgium	32,840	36,581
EMEA, excluding Belgium	40,227	19,148
Asia Pacific	4	6
	169,830	123,973

Note 20 - Subsequent Event

On March 7, 2013, we entered into a $50.0 million credit agreement with the Bank of Montreal, for a five year term. The credit agreement provides for a $48.0 million revolving facility, to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date prior to the end of the term. Borrowings under the credit agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged at a rate of either i) Canada or US prime rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Interest is payable monthly in arrears under both facilities. The credit agreement contains certain customary representations, warranties and guarantees, and covenants. No amounts have been borrowed under the credit agreement as of March 7, 2013.

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.                                                             Computershare Trust Company
100 University Avenue                                                                                       12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1                                                                                  Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097                                                                           80228 USA
Phone: (416) 263-9200                                                                                          Phone: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte LLP
5140 Yonge Street
Suite 1700
North York, Ontario M2N 6L7
Phone: (416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone: (519) 746-8110
(800) 419-8495
Fax:           (519) 747-0082

info@descartes.com
www.descartes.com